Exhibit 99.2

ELECTRA AI 110 K St. Suite 330, Boston, MA 02210	w: electrabrain.ai | p: 617.313.7842 e: contact@electrabrain.ai

To our Shareholders:

I am pleased to share an important update regarding our proposed business combination with Iron Horse Acquisition II Corp. (Nasdaq: IRHO) (“Iron Horse”).

On May 14, 2026, a Registration Statement on Form S-4 was filed with the U.S. Securities and Exchange Commission (the “SEC”) in connection with our proposed business combination (the “Registration Statement”).

The Form S-4 is a comprehensive disclosure document providing investors with detailed information about ELECTRA AI (“ELECTRA”), Iron Horse, and the terms of the proposed transaction. The SEC’s declaration of effectiveness of the Form S-4 is a key regulatory condition that must be satisfied before the transaction can close.

Below is an illustrative chronological sequence of key steps between today and the public listing:

1. SEC review of the Form S-4, including response to any staff comments and filing of amendments as needed.

2. SEC declaration of effectiveness of the Form S-4.

3. Mailing of the definitive proxy statement/prospectus to Iron Horse stockholders.

4. Special meeting of Iron Horse stockholders to vote on the business combination.

5. Satisfaction of remaining closing conditions, including Nasdaq listing approval for the combined company’s common stock.

6. Closing of the business combination.

7. Commencement of trading of the combined company’s common stock on Nasdaq under the ticker symbol “AIBR.”

This filing does not alter the terms of your equity interests or require any immediate action on your part. The transaction is expected to close in the second half of 2026, subject to receiving Electra and Iron Horse shareholder approval and the satisfaction of certain closing conditions. For additional information relating to the business combination, please read the Registration Statement.

Upon completion of the business combination, the combined company will operate as a new publicly listed entity, ELECTRA AI, which intends to apply to list its common stock on the Nasdaq under the ticker symbol “AIBR”, AI-Brain for Batteries.

Reaching this milestone is a testament to the extraordinary dedication, bold vision, and relentless hard work of the entire Electra team — from our Board of Directors and Strategic Advisors who have provided invaluable guidance and strategic insight, to our visionary employees whose innovation and tireless execution have driven our technological breakthroughs every day. We are also deeply grateful to all of our investors, partners, and clients for their unwavering support, confidence, and belief in our mission to deliver the AI Brain for Batteries™. We are immensely proud of the progress we have made together.

ELECTRA AI 110 K St. Suite 330, Boston, MA 02210	w: electrabrain.ai | p: 617.313.7842 e: contact@electrabrain.ai

We are committed to keeping you informed and will issue further communications as milestones are achieved.

Thank you for your continued support, unwavering confidence, and shared long-term vision in ELECTRA as we enter this exciting new chapter together.

Frequently Asked Questions

In response to questions we have received from shareholders, we have set out below answers to some of the most common inquiries regarding the proposed business combination. We will continue to update this section as additional questions arise.

Q. Will ELECTRA be providing regular updates to shareholders on the progress of the merger?

A. Yes. We are committed to keeping shareholders informed and will issue further communications as milestones are achieved.

Q. Does the lock-up period apply to all common shareholders?

A. Yes, the lock-up period applies to all ELECTRA stockholders following completion of the business combination.

Q. What is the structure of the lockup?

A. ELECTRA shareholders, officers, directors, and the IRHO SPAC Sponsor are subject to a staggered lock-up releasing in four equal quarterly installments (25% each), beginning with the first quarterly earnings release at least 120 days post-close, with full release upon the fourth, approximately 12–16 months post-close. Shares acquired in open market transactions during the lock-up period are not subject to these restrictions.

Q. Are the earn-out shares reserved for active employees only, or do they apply to all shareholders?

A. The earn-out shares referenced in the 8-K filing apply to all ELECTRA shareholders, not solely to active employees.

Q. How will my existing ELECTRA shares convert in the business combination?

A. At closing, outstanding ELECTRA shares will be converted into shares of the combined company on the terms set forth in the Business Combination Agreement. Additional detail on the conversion mechanics is provided in the Registration Statement.

ELECTRA AI 110 K St. Suite 330, Boston, MA 02210	w: electrabrain.ai | p: 617.313.7842 e: contact@electrabrain.ai

Cautionary Note Regarding Forward-Looking Statements

Certain statements in this communication may be considered “forward-looking statements” within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements generally relate to future events or Iron Horse’s or Electra’s future financial or operating performance. For example, statements regarding the anticipated timing of closing, expectations regarding the combined company’s business, and potential benefits of the transaction are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “may,” “should,” “expect,” “intend,” “will,” “estimate,” “anticipate,” “believe,” “predict,” “potential,” or “continue,” or the negatives of these terms or variations of them or similar terminology. Such forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward-looking statements. These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by Iron Horse and Electra and their respective management teams, are inherently uncertain. Factors that may cause actual results to differ materially from current expectations include, but are not limited to: (i) the occurrence of any event, change, or other circumstances that could give rise to the termination of the BCA; (ii) the outcome of any legal proceedings that may be instituted against Iron Horse, Electra, the combined company, or others following the announcement of the transaction; (iii) the inability to complete the transaction due to the failure to obtain approval of the stockholders of Iron Horse or to satisfy other conditions to closing; (iv) changes to the proposed structure of the transaction that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the transaction; (v) the ability to meet Nasdaq’s continued listing standards following the consummation of the transaction; (vi) the risk that the transaction disrupts current plans and operations of Electra as a result of the announcement and consummation of the transaction; (vii) the ability to recognize the anticipated benefits of the transaction, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (viii) costs related to the transaction; (ix) changes in applicable laws or regulations; and (x) the possibility that Electra or the combined company may be adversely affected by other economic, business, and/or competitive factors. Nothing in this press release should be regarded as a representation by any person.

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